

Mail Stop 3561

December 16, 2016

Adam Altahawi
Chief Executive Officer
TAHAWI Aerospace Corp.
205 D Chubb Avenue
Suite 240
Lyndhurst, NJ 07071

      Re: TAHAWI Aerospace Corp.
            Amendment No. 4 to the Offering Statement on Form 1-A
            Filed December 2, 2016
            File No. 024-10617

Dear Mr. Altahawi:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2016 letter.

Financial Statements, page 36

1. We note your response to our prior comment 1 and reissue. We note that it appears that you have included the value of the 2,750,000 common shares you issued on September 15, 2016 to Mael shareholders as assets using the offering price of $2.00 per common share. The fair value of the 2,750,000 common shares issued to Mael shareholders appears to be significantly less than the $5,500,000 million as you recorded based on the $5,000 you recorded for the 37,250,000 common shares issued on the same day. Please explain and revise your financial statements, as appropriate, to reflect the fair value of the shares issued to Mael shareholders.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure